UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      June 16, 2006

Mr. Robert E. Pokusa
General Counsel and Corporate Secretary
Star Scientific, Inc.
7475 Wisconsin Avenue, Suite 850
Bethesda, Md. 20814

      Re:	Star Scientific, Inc.
      Registration Statement on Form S-3
      	Filed May 17, 2006
      	File No. 333-134222
      	Form 10-Q for the fiscal quarter ended March 31, 2006
      	Filed May 10, 2006
      	File No. 0-15324

Dear Mr. Pokusa:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Incorporation by Reference, page 4

1.	Please revise the reference to your Form 10-K for the fiscal year ended December 31, 2005 to include the original Form 10-K filed
March 14, 2006, as amended.

Form 10-Q for the fiscal quarter ended March 31, 2006

Controls and Procedures, page 26

2.	Please revise your report to provide the information required by
Item 308(c) of Regulation S-K.

Closing Comments

      As appropriate, please amend your registration statement and your Form 10-Q in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3685 with any other questions.

      Sincerely,



      Tangela Richter
      Branch Chief


cc:	William P. O`Neill, Esq.
      D. Levy (SEC)


Mr. Robert Pokusa
Star Scientific, Inc.
Page 3